July 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel L. Gordon
Branch Chief

	Re:	SL Green Realty Corp. Form 10-K for the year ended December 31, 2011 Filed February 28, 2012 File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 13, 2012 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed by SL Green Realty Corp. (the “Company”) on February 28, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below.

Property Acquisitions, page 86

1.                                       We have reviewed your responses to comment 3, and note that the fair value of the interest you held in each acquiree immediately before the acquisition was based on a negotiated agreement between the buyer and seller. Please clarify the terms of this negotiated agreement, and tell us how you determined that this agreement alone was a sufficient indicator of fair value, in accordance with ASC 805.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

The Company advises the Staff that it considers many factors when it acquires an equity interest from a partner, for example, whether the seller is in a distressed situation and whether there should be a minority discount. None of these factors were present in this situation. Accordingly, the Company determined that the purchase price in the agreement was a sufficient indicator of fair value, in accordance with ASC 805.

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In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*              *              *

If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our Chief Legal Officer, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer